UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 1 July, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	1st July 2011

AIB and EBS come together to form one of two Irish pillar banks

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] confirms the completion of the acquisition by AIB of EBS Building Society ("EBS") and the formation of one of two pillar banks in Ireland.

David Hodgkinson, Executive Chairman of AIB said:
"This is a very significant development for the Irish banking sector and a major step in its repair. The combination of AIB and EBS marks the beginning of a reshaped and revitalised banking sector which will be focused on supporting economic growth and meeting the financial needs of the Irish people. Customers can be assured that, on completion of the planned recapitalisation, the new bank will be very strongly capitalised and its capital will be put to work in the rebuilding of the Irish economy. We thank the Government for its support of both institutions in the formation of the new pillar bank."

EBS, which will now be called EBS Limited, will operate as a standalone, separately branded subsidiary of AIB with its own branch network.

Philip Williamson, Chairman of EBS, thanked members for their support especially over the difficult last three years and assured them that they will continue to be served in the same way as they had been when EBS was a Building Society.

The Executive Directors of EBS Limited are Fergus Murphy and Emer Finnan. Non Executive Directors are Philip Williamson and Jim Ruane. They will be joined by Catherine Woods, AIB Non Executive Director and Senior Executives from AIB - Bernard Byrne, Eamonn Hackett and Denis O'Callaghan.

Fergus Murphy, EBS Chief Executive will initially report to the Executive Chairman of AIB and will join the AIB Executive Committee. Certain functions within EBS will have dual reporting lines within EBS and to functions within AIB.

Every account in EBS Building Society will become an account of the same amount with the new EBS entity and the terms and conditions will remain unchanged, including share accounts.  Depositors and borrowers of EBS can continue to carry out their business in the normal way.  No action is required on the part of customers.

The €100,000 Deposit Guarantee Scheme protection continues to apply to EBS customers and AIB customers on a separate basis. For example, an EBS customer will be protected for up to €100,000 of deposits in EBS and up to €100,000 of deposits in AIB. Customers above €100,000 continue to be covered by the Eligible Liabilities Guarantee Scheme.   Products held by the same customer in either institution will be treated as totally separate. Neither entity (AIB or EBS) will have rights over a customer's product holding in the separate institution.

Customers who have enquiries on the completion of this acquisition can contact us on our customer contact number1850 654 321 Monday to Friday 9.00am to 6.00pm.

ENDS

Notes:

Deposit Guarantee Scheme (DGS) and Eligible Liabilities Guarantee Scheme (ELG)
All qualifying customer deposits in both AIB and EBS continue to be guaranteed under the Irish Deposit Guarantee Scheme (DGS) in respect of amounts up to €100,000 per depositor, per credit institution. The DGS does not have an end-date.

The Eligible Liabilities Guarantee Scheme (ELG) guarantees all deposits in the participating institutions over the €100,000 limit of the Deposit Guarantee Scheme.  Where a deposit does not qualify under DGS, then the ELG Scheme guarantees the entire deposit.

Demand deposits in banks or building societies that joined the ELG Scheme are fully guaranteed to 31 December 2011. All fixed term deposit accounts in both AIB and EBS are covered for the full term of the deposit up to a term of five years as long as the fixed term deposit was made or re-invested after the institution became a member of the ELG scheme and prior to 31 December 2011. AIB joined the ELG scheme on 21 January 2010.  EBS joined the ELG scheme on 1 February 2010.

For further information, please contact:

Alan Kelly	Ronan Sheridan
Director of Corporate Affairs & Marketing	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 1 July, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.